Original Source Music, Inc.

8201 South Santa Fe Drive #229

Littleton, CO 80120

March 8, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Original Source Music, Inc.

Amendment No. 2 to the Registration Statement on Form 10

Filed February 2, 2016

File No. 000-55516

Risk Factors

“The Company requires an annual average of $12,000 to continue operations …,” page 18

1. We note your revised disclosure in this risk factor and on page 9 that you have access to funding of up to $36,000 through related party loans that would allow the business to operate for a minimum of 3 years. In the preceding risk factor, you disclose that if you become a public entity, you estimate that these costs could range up to $35,000 per year. Please revise your disclosures regarding your expectation of the period of time you can maintain operations considering the related party loan commitment currently available and estimated operating costs and costs of being a public company.

Risk factor 16 has been revised as follows: Our current estimates, based on current income and expenses, indicate that we will require an annual average of $12,000 to continue operations.  As disclosed in the previous risk factor, this amount could rise if our business volume and activity increases, at which point our estimates will change.

In addition, we have revised the risk factor to state that our projection of being able to continue for a minimum of three years is based on current estimates.

Certain Relationships and Related Transactions, page 22

2. In your disclosure regarding advances on pages 22 and 40 you state that there is no formal written commitment for continued support by shareholders. Please revise your disclosure regarding the $36,000 available through a related party loan to clarify whether there is a formal, written commitment and include a discussion of any known terms for such loans.

The disclosure has been revised on page 22 as follows: We currently have access to funding of up to $36,000 through related party loans with Lecia Walker and Phil Ray.  There is no formal, written commitment with these related parties, and they can choose not to provide those loans should circumstances warrant.  Should these loans be granted, they would be unsecured, non-interest bearing and due on demand.

Changes in and Disagreements with Accountants, page 27

3. We note your revised disclosure in response to prior comment 2. In your disclosure under Items 1.b, 1.d and 1.f, you refer to the year ended December 31, 2014. Please revise these disclosures to refer to the most recent 2 years. Refer to Item 304(a)(1)(ii), (iv) and (v) of Regulation S-K.

The disclosure has been revised to refer to the most recent 2 years.

Very truly yours,

/s/ Lecia L. Walker

Lecia L. Walker

Chief Executive Officer

Original Source Music, Inc.